Exhibit 12.1

Third Point Reinsurance Ltd.

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth the Company’s consolidated ratio of earnings to fixed charges for the periods indicated.

						Period from October 6, 2011
	Years ended December 31,					(date of incorporation) to
	2015		2014	2013	2012	December 31, 2011
Fixed charges:	($ in thousands)
Interest expense on deposit contracts and certain reinsurance contracts	$8,614		$7,395	$4,922	$446	$—
Interest expense on senior notes	7,236		—	—	—	—
Total fixed charges	$15,850		$7,395	$4,922	$446	$—

Earnings available for fixed charges:
Income (loss) before income tax expense (benefit)	$(87,439)		$56,710	$233,078	$100,617	$(1,130)
Add: Fixed charges	15,850		7,395	4,922	446	—
Less: Net (income) loss from non-controlling interests	49		(6,315)	(5,767)	(1,216)	—
Total earnings available for fixed charges	$(71,540)		$57,790	$232,233	$99,847	$(1,130)

Ratio of earnings to fixed charges	—	(1)	7.8	47.2	223.9	N/A
(1) Our deficiency in earnings necessary to cover fixed charges was approximately $87.4 million for the year ended December 31, 2015.

We computed the ratio of earnings to fixed charges by dividing (1) income (loss) before income tax expense (benefit) plus fixed charges minus net (income) loss from non-controlling interests by (2) our fixed charges. For the purposes of this ratio, fixed charges consist of interest expense on deposit contracts and certain of our reinsurance contracts and interest expense on senior notes. There is no ratio for the period from October 6, 2011 (date of incorporation) to December 31, 2011 because there were no fixed charges attributable to us during that period.